

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2018

James A. DePalma
Chief Financial Officer
Revolution Lighting Technologies, Inc.
12th Floor
177 Broad Street
Stamford, CT 06901

> **Re: Revolution Lighting Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Form 10-Q for the Period Ended March 31, 2018**
> **Response dated June 7, 2018**
> **File No. 000-23590**

Dear Mr. DePalma:

We have reviewed your June 7, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2018 letter.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
6. Goodwill, page 41

1. We note your response to prior comment one. Please address the following:
   - Confirm that your CEO also serves as the Chief Operating Decision Maker (CODM);
   - If your CEO is the CODM, please tell us how you determined that each division is not an operating segment since it appears he receives and reviews discrete financial information for each division; and

- Describe the level at which budgets are prepared and reviewed by the CODM, the basis on which compensation for the CODM and his direct reports is determined, and the level of information provided to the board of directors (i.e. consolidated, by division or some combination of the two).

Form 10-Q for the Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
2. Revenue from Contracts with Customers, page 10

2.   In your response to prior comment one, you indicated that your CEO reviews sales activity at the divisional level and makes decisions regarding resource allocation based upon that revenue data. Please tell us how you considered providing disaggregated revenue disclosures described in ASC 606-10-50-5.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have any questions.

Division of Corporation Finance
Office of Telecommunications